Xinyuan Real Estate Co., Ltd.

27/F, China, Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

October 31, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Xinyuan Real Estate Co., Ltd.
Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-33863

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the Staff’s comment letter dated October 19, 2023, relating to the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022, as amended (the “Annual Report”), of Xinyuan Real Estate Co., Ltd. (the “Company” or “Xinyuan”). For ease of reference, we have included the prior comment on which supplemental information was requested by the Staff:

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 161I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 1

1.     We note your response to prior comment 2 and reissue in part. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in the British Virgin Islands and Malaysia. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

Response:

The Company’s consolidated foreign operating entities are organized or incorporated in the following jurisdictions: Cayman Islands, British Virgin Islands, Malaysia and the United States. All of the Company’s consolidated foreign operating entities, including those organized or incorporated in Malaysia and the British Virgin Islands, are 100% directly or indirectly owned by the Company. None of the aforementioned governmental entities has any percentage of ownership interest in the Company’s consolidated foreign operating entities.

2.      We note your responses to comments 1 and 4. We also note your disclosure on page 125 that Mr. Yong Zhang is a member of China Democratic National Construction Association and was a deputy to the 11th and 12th People’s Congress of Henan Province in China. We further note that Mr. Haifei He previously served as Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group, as well Assistant General Manager of China State Construction Engineering Corporation. Please explain how you considered these roles in connection with your determination that none of your board members are officials of the Chinese Communist Party.

Response:

Mr. Yong Zhang is a member of the China Democratic National Construction Association but is no longer a member of People’s Congress of Henan Province in China and no longer serves any role or responsibility in this regard.  The China Democratic National Construction Association is an independent organization that is not affiliated with the Chinese Communist Party and Mr. Zhang is not a member of the Chinese Communist Party.

Mr. Haifei He is not an official of the Chinese Communist Party. Mr. He previously worked at China Construction Fangcheng Investment & Development Group, as well as China State Construction Engineering Corporation 7th Bureau, which is a subsidiary of China State Construction Engineering Corporation. China State Construction Engineering Corporation is a state-owned enterprise managed by the Assets Supervision and Administration Commission of the State Council of the People's Republic of China. Mr. He previously served as the Party Secretary in a subsidiary company under China State Construction Engineering Corporation. This position is an internal management role within the company and does not make him an official of the Chinese Communist Party. Furthermore, as he left this position in 2018, Mr. He no longer has any influence on the operations of any companies within the China State Construction Engineering Corporation system, nor does he participate in the management of any companies within China State Construction Engineering Corporation at the levels of party decision making, company operation, or any other levels. At the same time, Mr. He's position and management decisions at Xinyuan are not influenced or restricted in any way by his previous employers or any party organizations. Therefore, the Company has made the determination that Mr. He’s work history does qualify him a party official of the Chinese Communist Party.

We trust that the foregoing appropriately addresses the comments raised by the Staff. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Yong Zhang

Yong Zhang Chief Executive Officer